Net investment income (loss) and net realized gain (loss) may differ for financial statement and tax purposes. The character of dividends and distributions made during the fiscal year from net investment income or net realized gains may differ from their ultimate characterization for federal income tax purposes. Also, due to timing of dividends and distributions, the fiscal year in which amounts are distributed may differ from the fiscal year in which the income or net realized gain was recorded by the Fund.
F17 OPPENHEIMER GOLD & SPECIAL MINERALS FUND
Accordingly, the following amounts have been reclassified for June 30, 2008. Net assets of the Fund were unaffected by the reclassifications.


                                                                Reduction to
                                     Reduction to               Accumulated Net
                   Increase to       Accumulated Net            Realized Gain
                   Paid-in Capital   Investment Loss            on Investments6
        -----------------------------------------------------------------------
                   $6,126,813        $16,959,149                $23,085,962

6. $6,126,813, including $2,130,955 of long-term capital gain,was distributed in connection with Fund share redemptions.